parmalat

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Co[redacted]
100 F Street, NE
Washington, D.C. 20549

05011828

Collecchio, October 4, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enclosures

PRESS RELEASE
(issued outside the United States)

Claims to Swiss resident

Collecchio (PR), October 4, 2005 – Parmalat S.p.A. announces that Parmalat S.p.A. under Extraordinary Administration, Parmalat Finanziaria S.p.A. under Extraordinary Administration, and Parmalat Finance Corporation BV under Extraordinary Administration have presented "applications of operation" to the competent Office of the City of Coira (Switzerland) against Graubündner KantonalBank of Coira ("Banca Cantonale dei Grigioni") and against an individual, regarding demands for damages based on contractual and/or tortious liability amounting to approximately 20 billion CHF, corresponding to the amount of indebtedness of the Group under Extraordinary Administration .

The damages are demanded from these two parties jointly with all of the other parties charged with having caused the indebtedness of the Parmalat Group. Therefore the amount claimed through the above-mentioned letters is not to be considered additional to the amounts already demanded, but is meant to include two additional parties that are liable to be called to answer for the damage caused to the Parmalat Group.

Both of the parties receiving such applications have made formal opposition to same. The applications, which aim to interrupt prescription and put the debtor in arrears, have been presented according to an administrative procedure under the Swiss system, and do not constitute judicial acts. Any judicial proceeding may begin only if and when the above-named companies of the Group (individually or jointly) decide to bring suit with respect to such oppositions. Therefore, as concerns the above-mentioned bank and individual, no suit has been brought by companies of the Parmalat Group as of today's date.

Parmalat S.p.A.

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

parmalat

PRESS RELEASE
(issued outside the United States)

Fondazione Creditori Parmalat Board of Directors

Collecchio (PR), October 4, 2005 – Parmalat S.p.A. announces that on 30 September 2005 and 1 October 2005, respectively, Piergaetano Marchetti and Alberto Maffei Alberti, members of the Board of Directors of the Parmalat Creditors Foundation, submitted their resignations.

Pursuant to Article 14 of the By-laws, Enrico Bondi, Chairman of the Parmalat Creditors Foundation, called upon Guido Angiolini and Ferdinando Superti Furga to become members of the Board of Directors.

Parmalat S.p.A.

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

parmalat finanziaria spa
in Amministrazione Straordinaria
Capitale sociale sottoscritto e versato Euro 815.669.721

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 1, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

Enclosures

Sede legale: 43044 Collecchio (Pr) – Via Oreste Grassi, 26
Codice fiscale e iscrizione nel Registro delle Imprese di Parma 00175250471 - Partita I.V.A. 01938950340 – R.E.A. Parma n. 188325 - U.I.C. n. 730
Sede amministrativa: 20122 Milano – Piazza Erculea, 9 – Tel. (39) 02.8068801 – Fax (39) 02.8693863

parmalat finanziaria spa
under Extraordinary Administration

Subscribed and paid-in Share capital Euro 815,669,721

PRESS RELEASE
(for release outside the USA)

Parmalat's Proposal of Composition with Creditors Is Approved

Parmalat Finanziaria S.p.A. in Extraordinary Administration announces that on October 1, 2005, the Court of Parma filed Decision No. 22/05 of October 1, 2005 with the Office of the Clerk of the Court of Parma. This decision validates the Proposal of Composition with Creditors pursuant to Article 4 *bis* of Law No. 166 of July 5, 2004 and Legislative Decree No. 119 of May 3, 2004, as amended, which was put forth on March 3, 2005 by the following companies under extraordinary administration:

1) PARMALAT S.P.A.
2) PARMALAT FINANZIARIA S.P.A.
3) EUROLAT S.P.A.
4) LACTIS S.P.A.
5) GESLAT S.R.L.
6) PARMENGINEERING S.R.L.
7) CONTAL S.R.L.
8) DAIRIES HOLDING INTERNATIONAL BV
9) PARMALAT CAPITAL NETHERLANDS BV
10) PARMALAT FINANCE CORPORATION BV
11) PARMALAT NETHERLANDS BV
12) OLEX SA
13) PARMALAT SOPARFI SA
14) NEWCO S.R.L.
15) PANNA ELENA C.P.C. S.R.L.
16) CENTRO LATTE CENTALLO S.R.L.

Collecchio, October 1, 2005

Parmalat Finanziaria S.p.A.
in Extraordinary Administration
The Extraordinary Commissioner

An abstract of the court decision approving the Proposal of Composition with Creditors is available on the Company website: www.parmalat.net

This press release is not an offer to sell in the United States of America. The securities offered in connection with the Proposal of Composition with Creditors may not be offered or sold in the United States of America absent a registration pursuant to the United States Securities Act of 1933 or absent an exemption from registration pursuant to U.S. law. Any offer of securities may be made exclusively by means of a Prospectus containing detailed information about the issuer and the issuer's financial statements.

parmalat finanziaria spa
under Extraordinary Administration

Subscribed and paid-in Share capital Euro 815,669,721

PRESS RELEASE
(issued outside the United States)

Collecchio (PR), 1 October 2005 – Parmalat Finanziaria S.p.A. under Extraordinary Administration announces that the Parmalat Procedure, having received the voting result, expresses its satisfaction with the high percentage of creditor participation - a percentage that makes the result indisputable.

Parmalat Finanziaria S.p.A. under Extraordinary Administration expresses its gratitude to the Bankruptcy Judges and to the Court of Parma, which achieved such participation thanks to the system they created and, especially, thanks to their dedication, professionalism, and efficiency throughout the entire Procedure.

The Procedure is pleased that creditors have approved the Proposal of Composition, and that Parmalat S.p.A. may now be launched.

Parmalat Finanziaria Spa
under Extraordinary Administration

The abstract of the ruling approving the Proposal of Composition may be read on the website www.parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 5, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enrico Bondi

Enclosures

parmalat

PRESS RELEASE

(issued outside the United States)

Transactions of Parmalat shares

Collecchio, (Parma) 5 October 2005

With reference to share value estimates recently reported by information bodies and to prices formulated in *"grey market"* transactions regarding *"if and when issued" shares*, Parmalat S.p.A. announces that such estimates and transactions are conducted by third parties and do not involve the Company in any manner.

Enrico Bondi
Parmalat S.p.A.

parmalat

PRESS RELEASE
(issued outside the United States)

PARMALAT Proposal of Composition - Results of Decision
Creditors who have not voted – Invitation to request allotment of shares

Parmalat S.p.A. announces that the results of voting by creditors on the Proposal of Composition pursuant to Art. 4 bis of Decree Law no. 347/2003 as amended are reported in the decision approving the Proposal of Composition filed with the Clerk of the Court of Parma on 1 October 2005 (the abstract of which is attached hereto).

Pursuant to Art. 4 bis, section 10, of Decree Law no. 347/2003 as amended, the abstract of the decision has been published today in the following newspapers: Corriere della Sera, La Repubblica, Il Sole 24 Ore, and Financial Times (UK edition). It will also be published in Luxemburger Wort on 6 October 2005.

Creditors who have not qualified themselves for voting are reminded to take appropriate action so that they may receive shares and warrants according to the methods specified in the Proposal of Composition. Specifically, bondholders who have not voted and wish to obtain registration of the shares and warrants must contact the financial broker that holds their securities dossier. The broker will then instruct the appropriate Centralised Management System and transmit the necessary personal data to Parmalat S.p.A. through Servizio Titoli S.p.A.

Pursuant to Article 9, Paragraph 9.3 of the Proposal of Composition, the right of creditors to request the allotment of shares and warrants of Parmalat S.p.A. (Assumptor) to which they are entitled and for such shares to be allotted is subject to a five-year statute of limitations deadline that begins on:

i) the day the Assumptor's share capital increase is entered in the Company Register, for creditors with admitted claims;
ii) the day a final court decision recognizing the existence of a claim becomes final or the parties reach a settlement recognizing the existence and amount of a contested claim, for creditors with contested claims, for creditors who challenged the sum of liabilities;
iii) the day when the applicable condition precedent is fulfilled, for creditors with conditional claims;
iv) the day a final court decision recognizing the existence of their claim becomes final or the parties reach a settlement recognizing the existence and amount of a contested claim, for Late-Filing Creditors.

Collecchio (Parma), 5 October 2005

Enrico Bondi

Parmalat S.p.A.

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

JUDGEMENT No. 22/05

NON-CONTENTIOUS JURISDICTION	No. 1670/05
CRON.	No. 1623
REG.	No. 2411
COMUNICATION	No. 6

ITALIAN REPUBLIC

IN THE NAME OF THE ITALIAN PEOPLE

The Civil and Criminal Court of Parma – Division One– meeting in chambers and composed of the following Judges:

Mr. Stellario Bruno	Presiding Judge,
Mr. Pasquale Liccardo	Judge rapporteur – drafter,
Mr. Giuseppe Coscioni	Judge rapporteur - drafter,

has pronounced the following

JUDGEMENT

In the proceeding to obtain the Court's approval of the composition with creditors ex art. 4 *bis*, Decree-Law no.347 dated 23rd December 2003, ratified with amendments by Law no.39 dated 18th February 2004, as amended by Decree-Law no.119 dated 3rd May 2004, ratified with amendments by Law no.166 dated 5th July 2004 by Decree-Law no.22 dated 28th February 2005, ratified with amendments by Law no.71 dated 29th April 2005, proposed by the Extraordinary Administrator Mr. Enrico Bondi, as an additional part of the restructuring plan authorised on 23rd July 2004 by the Minister of Productive Activities, in agreement with the Minister of Agricultural and Forestry Policies, and filed with the Court on 29th July 2004, with subsequent amendments authorized on 1st March 2005 by the Minister of Productive Activities, in agreement with the Minister of Agricultural and Forestry Policies, and filed with the Court on 4th March 2005, with reference to the following companies under extraordinary administration as listed in the general register of extraordinary administration procedures:

I.01/2003 of Parmalat s.p.a.

II.01/2004 of Parmalat Finanziaria s.p.a.

III.02/2004 of Eurolat s.p.a.

IV.03/2004 of Lactis s.p.a.

V.09/2004 of Parmalat Netherlands BV

VI.10/2004 of Parmalat Finance Corporation BV

VII.11/2004 of Parmalat Capital Netherlands BV

VIII.12/2004 of Dairies Holding International BV

IX.14/2004 of Parmalat Soparfi SA

X.15/2004 of Olex SA

XI.16/2004 of Geslat s.r.l.

XII.17/2004 of Parmengineering s.r.l.

XIII.18/2004 of Contal s.r.l.

XIV.21/2004 of Panna Elena C.P.C. s.r.l.

XV.22/2004 of Centro Latte Centallo s.r.l.

XVI.23/2004 of Newco s.r.l.

and with the intervention of Parma's Director of Public Prosecutions at Parma Court Mr. Gerardo Laguardia

CONCLUSIONS

The Extraordinary Administrator concluded as follows: "Having ascertained the outcome of voting by the creditors, if the composition with creditors is approved by the same according to law, may the Court of Parma issue a judgement approving the composition with creditors, determining, amongst others, the effects of point 5 of the composition proposal, and containing, amongst others, and in particular:

1) the details of registered movable and immovable assets, as specified in the attached lists, and order the Keepers of the respective registers to note the relative transfers to the new company (*Assuntore*);

2) specification of the actions taken by the Administrator to prevent the diminution of the debtor's estate by his fraud and itemized in the attached list, with mention of their transfer to the new company (*Assuntore*);

3) mention of the transfer to the new company (*Assuntore*) of actions against the board of directors and supervising bodies, including the auditors, and the companies involved in the proposed composition with creditors, lodged by the Extraordinary Administrator, and, amongst others, the actions specified in the attached list;

4) mention of the transfer to the new company (*Assuntore*) of every other action, including actions for damages, of concern to the companies involved by the composition proposal, including all actions for damages already lodged by the Administrator;

5) mention of the fact that the judgement constitutes suitable title for registration in the register of shareholders of the transfer to the new company (*Assuntore*) of participating interests in enterprises, and for the transfer of shares and possible registration of the transfer in the competent registers, in the case of dematerialized titles, and amongst others and, in particular, for the transfer of the shareholdings of the private limited companies specified in the attached list;

6) mention of the fact that the judgement shall constitute suitable title for the new company (*Assuntore*) to obtain the appropriate formalities to allow and make objectionable to third parties the transfer of all intellectual property rights already lawfully owned by each of the sixteen companies involved in the composition proposal and, amongst others and in particular, the trade marks, patents and domain names specified in the attached lists".

The Director of Public Prosecutions concluded as follows: "Having seen the documents he asks that the Court having ascertained the favourable outcome of voting by the creditors and verified that the composition was approved by the same according to law, may issue a judgement approving the composition".

COURT OF PARMA

Having read the conclusions drawn by the Extraordinary Administrator and by the Director of Public Prosecutions at Parma Court;

Having considered the counting of votes carried out by the Court Judges as recorded in the transcripts in the trial documents, through the work done on behalf of the Court by Servizio Titoli s.p.a. and with the help of court officers Mr. Giancarlo Buccarella and Mr. Alessandro Masneri has decided as follows:

TRIAL PROCEEDINGS

(omissis)

GROUNDS OF THE DECISION

The composition proposal formulated on 21st June 2004 by the Extraordinary Administrator together with the restructuring plan provided by art. 53 of Legislative Decree no.270/99, drafted according to the policy of economic and financial reorganization provided by art.27, clause 2, letter b) of Legislative Decree no.270/99, as authorized by ministerial decrees dated 23rd July 2004 and 1st March 2005 by the Minister of Productive Activities in agreement with the Minister of Agricultural and Forestry Policies, on the advice of the Watchdog Committee, obtained the legal majorities and is therefore approved.

1. Matter and limitations of the judgement

(omissis)

2. Counting of votes and outcome of voting

In accordance with art 4 *bis*, clause 8, Decree-Law no. 347/03 and subsequent amendments, "*the composition with creditors is approved if it is carried with the favourable vote of the creditors representing the majority of the claims admitted to voting*": hence it must be ascertained that the prescribed majority was reached, with reference to the expiry of the time limit assigned to creditors for voting, in linear application of the provisions of the said law and those of art. 128, clause 3, Royal Decree no. 267/42.

Identification of the above-mentioned time limit allows us to consider for the purposes of the legal majority:

a. late claims formulated by creditors entitled to vote, as defined in the pending time limit for a sum of € 1.708.344,53;
b. waivers of preferential and privileged debts received within the specified time limit for a sum of € 48.447.286,69;
c. waivers and set-offs of claims admitted in the lists received within the time limit provided for a sum of € 212.205.399,99;
d. registrations in the list of creditors made within the specified time limit for a sum of € 10.865.053,19.

The admission of creditors en masse provided by art. 4 *bis*, clause 6, Decree-Law no.347/03 and subsequent amendments, with reference to financial instruments not allowing identification of the names of qualified subjects, together with identification by the Court Judges of the criteria governing the right to vote on the part of the holders of such financial instruments, account for the ordinary participation of the creditors in voting according to the rules pertaining to ordinary creditors.

For the purposes of calculating the legal majority, having considered the outcome of drawing up the lists of creditors, the total value of creditors admitted and/or admitted with reservation to voting is determined in the sum of € 19.953.072.010,46, to which sum should be added, for the reasons specified above, the preferential and/or privileged credits for which prompt waiver was received,

the sum of final late provable debts, and registrations in the lists of creditors, and from which should be deducted waivers and set-offs of credits admitted: the total amount is hence determined by this panel of judges in the sum of €19.801.887.294,88.

Counting of votes disclosed 52,279 votes expressed by bondholders through clearing systems and brokers involved, and 1,793 voting slips received by the Court according to ordinary procedures: 218 voting slips received late were not counted, given the peremptory time limit fixed for voting. Counting of votes yielded the following outcomes:

a. votes in favour for a sum equal to € 6.288.869.488,94;

b. votes against for a sum equal to € 437.158.179,59;

c. votes implicitly in favour for a sum equal to € 7.845.953.779,58: according to art. 4 *bis*, clause 8, Decree-Law no.347/03 and subsequent amendments, creditors not expressing their vote (or not entitled to vote within the time limit fixed by the Court Judges) must be deemed in favour of the composition.

The total sum of votes in favour is equal to € 14.134.823.268,52 corresponding to 71.38% of the creditors admitted to voting: therefore the legal majority can be deemed to be reached and amply exceeded, resulting in an interruption of any further vote counting in so far as irrelevant for the purposes of the proceeding hereto and in conflict with the grounds of dispatch inherent in the law hereto, also having considered the difficulties expressed by Servizio Titoli s.p.a. in its report dated 27th September 2005 in the accurate reconstruction of the remaining votes sent electronically.

The Court must therefore approve the composition with creditors with takeover by the new company (*Assuntore*) of the position of the Extraordinary Administrator (cfr. in express terms, Court of Cassation no. 4535 dated 30th July 1984; Court of Cassation no. 5728 dated 5th November 1979; Court of Cassation no. 1180 dated 9th March 1978) and connected production of the compulsory and transferring effects thereby analytically deduced.

3. Compulsory and transferring effects of the composition proposal

In particular, as regards the compulsory effects, by express terms of the composition (cfr. chapter III, par. 5.3, of the composition proposal), the takeover shall be made as an exclusive assumption of debt, with consequent release of the companies participating in the composition proposal from both the obligation to pay privileged and preferential creditors and the obligation to pay unsecured creditors greatly reduced by the composition, all debts to be transferred to the new company (*Assuntore*) which by legal effect shall take over the following obligations:

a. within 180 days after publication of the judgement approving the composition with creditors, to pay the preferential and privileged creditors in so far as admitted and not contested, except for the provisions of the following point b);
b. the assumption of debt relating to the severance pay (T.F.R.) and any other entitlement due to the employees of the companies involved in the composition whose employment contracts shall be transferred to the new company (*Assuntore*) according to the terms and conditions specified in the restructuring plan;
c. the obligation to pay the unsecured creditors according to the terms and conditions outlined in the composition proposal.

By express provision of the composition made by the Extraordinary Administrator in formulating the proposal, the creditors shall retain their action as a whole against joint and several debtors, guarantors and recourse debtors participating in the composition proposal, in accordance with the general rule provided by arts. 135 and 184 Royal decree no.267/42 (cfr . chapter III, par. 5.3, letter c) of the composition proposal).

For the purposes of full determination of the assignment criteria governing performance of the obligation towards the unsecured creditors by the new company (*Assuntore*), in line with the composition, it is noted that the judgement approving the composition with creditors shall immediately reduce any debt for a cause, title or reason prior to opening the composition procedure, by virtue of the partial release of credit made by the creditors on expressing their consent: in the case at issue, it appears innate to the very proposal that the release effects of consent shall – with

independent reference to each of the claims made by reason of the provisions of arts. 135 and 184 Royal decree no.267/42 – primarily touch on the accessories and only secondarily and possibly on the capital, consequently saving the residual credit claimed, to which all payments by the new company (*Assuntore*) should therefore be allocated.

In relation to the transferring effects, as the subject-matter of unification in the composition proposal, with express reference to the list of rights, assets, company groupings, contracts, participating interests and lawsuits in progress filed by the Extraordinary Administrator on 20th September 2005, subsequently amended and completed on 28th September 2005, the same have been specified as follows:

I. transfer to the new company (*Assuntore*), Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of all businesses of the companies involved in the composition proposal, including all rights over movable and immovable, tangible and intangible assets, enterprises, existing contracts and all rights and actions already due to the companies involved in the composition proposal, and in particular:

    i. property rights over the following immovable assets, as encumbered by the registrations listed in the land registry reports to the charge of notary Mr. Angelo Busani, Parma notarial district, specified as follows:

    (omissis)

    ii. property rights over the following registered movable assets as per the documentary records:

    (omissis)

iii. transfer of leasing agreements governing the following assets as per the documentary records:

(omissis)

iv. industrial property rights over patents, domains, trade marks:

(omissis)

v. title to the following participating interests:

(omissis)

II. transfer to the new company (*Assuntore*), Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of all actions taken by the Extraordinary Administrator to prevent the diminution of the debtor's estate by his fraud within the date of publication of the judgement hereto, and in particular:

(omissis)

III. transfer to the new company (*Assuntore*), Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of actions lodged by the Extraordinary Administrator against the board of directors and supervising bodies, including the auditors, and in particular, merely as an indication:

(omissis)

IV. transfer to the new company (*Assuntore*), Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of all other actions, including actions for damages already lodged by the Administrator, due to the companies involved in the composition proposal.

According to the provisions of letter b), of par. 5.2, chapter III of the composition proposal, the above-mentioned effect shall be construed to extend to any other right, asset, existing contract and action of concern to the companies participating in the composition and not resulting in the above-mentioned report and attachments, with the sole exception of the participating interests held by the companies involved in the composition proposal in companies belonging to the group under extraordinary administration, except for the participating interests in Deutsche Parmalat Gmbh, Parmalat Molkerei Gmbh, Boschi Luigi & Figli s.p.a. and F.lli Strini s.r.l.

4. Legal costs

(omissis)

5. Publication of the judgement

(omissis)

6. Provisional enforcement

In accordance with the provisions of art. 4 *bis*, clause 10, Decree-Law no. 347/03 and subsequent amendments, the judgement hereto shall be provisionally enforceable and shall have effect on all creditors by title, fact, reason or cause prior to opening the extraordinary administration proceedings.

FOR THESE REASONS

The Court, finally pronouncing the judgement of approval of the composition with creditors ex art. 4 *bis*, Decree-Law no.347 dated 23rd December 2003, ratified with amendments by Law no.39 dated 18th February 2004, as amended by Decree-Law n. 119 dated 3rd May 2004, ratified with

amendments by Law no.166 dated 5th July 2004, by Decree Law no.22 dated 28th February 2005, ratified with amendments by Law no.71 dated 29th April 2005, proposed by the Extraordinary Administrator Mr. Enrico Bondi, together with the restructuring plan authorised on 23rd July 2004 by the Minister of Productive Activities, in agreement with the Minister of Agricultural and Forestry Policies, and filed with the Court on 29th July 2004, with subsequent amendments authorized on 1st March 2005 by Minister of Productive Businesses, in agreement with the Minister of Agricultural and Forestry Policies, and filed with the Court on 4th March 2005, with reference to the following companies under extraordinary administration as listed in the general register of extraordinary administration procedures:

I.01/2003 of Parmalat s.p.a.

II.01/2004 of Parmalat Finanziaria s.p.a.

III.02/2004 of Eurolat s.p.a.

IV.03/2004 of Lactis s.p.a.

V.09/2004 of Parmalat Netherlands BV

VI.10/2004 of Parmalat Finance Corporation BV

VII.11/2004 of Parmalat Capital Netherlands BV

VIII.12/2004 of Dairies Holding International BV

IX.14/2004 of Parmalat Soparfi SA

X.15/2004 of Olex SA

XI.16/2004 of Geslat s.r.l.

XII.17/2004 of Parmengineering s.r.l.

XIII.18/2004 of Contal s.r.l.

XIV.21/2004 of Panna Elena C.P.C. s.r.l.

XV.22/2004 of Centro Latte Centallo s.r.l.

XVI.23/2004 of Newco s.r.l.

having ascertained the existence of all legal requirements,

approves

the composition with creditors ex art. 4 *bis*, Decree-Law no. 347/03 and subsequent amendments, as per the proposal indicted, with takeover by the company Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of the following obligations:

a) within 180 days after publication of the judgement hereto, the obligation to pay the preferential and privileged creditors in so far as admitted and not contested, with the assumption of debt relating to the severance pay (T.F.R.) and any other entitlement due to the employees of the companies involved in the composition resulting from transfer to the new company (*Assuntore*) of their employment contracts according to the terms and conditions specified in the restructuring plan;

b) the obligation to pay the unsecured creditors in the amount and according to the terms and conditions outlined in the composition proposal,

with consequent release of the companies participating in the composition;

provides

the immediate transfer to the new company (*Assuntore*) Parmalat s.p.a., with head offices in via Oreste Grassi no. 26, Collecchio (Parma), registered in the Companies Register of the Parma Chamber of Commerce, Industry, Agriculture and Crafts (C.C.I.A.A.) under no.04030970968, Tax code and VAT no. 04030970968, of all assets, rights, participating interests and lawsuits lodged as analytically specified in the grounds of the judgement hereto under paragraph no. 3, to be construed here as recalled and transcribed in full;

declares

the judgement hereto suitable title to full performance of publication duties provided by law for the transfer of all specified assets and rights;

orders

the Director of the District Office – with jurisdiction for each of the immovable assets involved by the transfer of the rights specified – to undertake the legal formalities of transcription in favour of the new company (*Assuntore*);

orders

the Public Motor Vehicle Registry to perform all legal publication requirements in favour of the new company (*Assuntore*);

provides

for publication of an extract of the judgement hereto in the daily newspapers Corriere della Sera, La Repubblica, Il Sole 24 Ore and, after translation by the court-appointed expert, in the daily newspapers Financial Times (UK edition) and Luxemburger Wort, and on the Parma Court website (http:\\www.tribunaleparma.it) in accordance with the provisions of art. 4 *bis*, clause 10, Decree-Law no.347/03 and subsequent amendments;

declares

the judgement hereto provisionally enforceable with effects on all creditors by title, fact, reason or cause prior to the opening of extraordinary administration procedures in accordance with the provisions of art. 4 *bis*, clause 10, Decree-Law no.347/03 and subsequent amendments.

Sent to the Court Clerk's office for performance of legal requirements.

Thus decided in Chambers held on 15th, 27th and 28th September 2005.

Parma, 1st October 2005

The Presiding Judge

Signed Mr. Stellario Bruno

Judge rapporteur – drafter

Signed Mr. Pasquale Liccardo

Judge rapporteur – drafter

Signed Mr. Giuseppe Coscioni

The Court Clerk

Signed Mr. Daniele Petruzzi

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 5, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enrico Bondi

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.600.926.818 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

parmalat

RECEIVED

2005 OCT 19 P 1:-3

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 6, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enclosures

parmalat

PRESS RELEASE
(issued outside the United States)

PARMALAT S.p.A. meets the financial community

Parmalat S.p.A. announces that today, 6 October 2005, it will hold its scheduled meeting with the financial community and industry press, during which a presentation of the company and the Parmalat Group will be distributed.

During the meeting, summary data will be presented on results for the first half of 2005 (to be examined by the Board of Directors on 10 October), data for the 2005 plan, and pre-closing estimates for the entire year. Group forecasts for 2007 will be described as well.

Specifically:

- 2004 pro-forma data, previously described in the Official Prospectus, recalculated for adoption of IAS/IFRS principles. Net revenues (originally indicated as € 3,811.4 million) equal € 3,732.0 million; gross operaing margin before devaluations, amorisations and allocations (originally € 265.7 million) equal € 269.0 million.
- Pro forma asset summary at 31 December 2004 (in millions of €):

Fixed assets	2.148,6
Net working capital	319,1
Net assets for sale	40,1
Personnel funds	(89,4)
Allocations for risks and liabilities	(270,5)

Net invested capital	2.147,9
Shareholders' equity	1.367,1
Reserve for contested liabilities	238,9
Net financial debt	541,9

Total sources of financing	2.147,9

- Six-month data, relative to net revenues (EUR 1,847.8 Mil), gross operating margin before devaluations, amortizations and allocations (EUR 141.6 Mil) and gross indebtedness towards banks and other financers amounting to EUR 997.2 Mil.

- Net revenues of the 2005 budged (EUR 3,554.0 Mil) and gross operating margin before devaluations, amortizations and allocations (EUR 306.0 Mil).

- Updated forecasts of net revenues for the year 2005 (EUR 3,782.0 Mil) and gross operating margin before devaluations, amortisations and allocations (EUR 302.0 Mil).

- Forecasts of net revenues for the year 2007 (EUR 3,895.0 Mil) and gross operating margin before devaluations, amortisations and allocations (EUR 454.0 Mil).

This material is available on the Borsa Italiana S.p.A. website at www.borsaitaliana.it, as well as on the company's website at www.parmalat.net.

Parmalat S.p.A.

Collecchio (Parma), 6 October 2005

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

Parmalat Presentation

6 October 2005

IMPORTANT INFORMATION

- This document has been issued by Parmalat S.p.A. ("Parmalat" or the "Company") outside of the United States, and comprises the written materials/slides for a presentation made in Milan, Italy on October 6, 2005, concerning the Company, its listing on the Italian Stock Exchange (Mercato Telematico Azionario) following the approval of the Concordato under the Parmalat Restructuring Plan (the "Restructuring Plan").

- This document is not to be distributed into the United States. Neither this document nor any part or copy of it may be taken or transmitted into Canada, Bahamas or Japan, or distributed directly or indirectly in Canada or distributed or redistributed in Japan or to any resident thereof. Any failure to comply with this restriction may constitute a violation of U.S., Canadian or Japanese securities laws. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions

- This document does not constitute an offer of securities for sale. The Company's securities to be issued in connection with the Restructuring Plan have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from United States securities law registration requirements. Any offer of securities of the Company in the United States in connection with the Restructuring Plan was made exclusively by means of a prospectus that was, subject to United States securities laws, made available by the Company in the United States only to qualifying creditors in connection with the solicitation of votes in respect of the Concordato and contained detailed information about the Company and its management as well as financial statements of the Company.

- No reliance may be placed for any purposes whatsoever on the information contained in this document, or any other material discussed at the presentation, or on completeness, accuracy or fairness of any information contained in this document. Although care has been taken to ensure that the facts stated in this document are accurate, and that the opinions expressed are fair and reasonable. No representation or warranty, express or implied, is made or given by or on behalf of the Company and Mediobanca, Banca di Credito Finanziario S.p.A., as Sponsor (the "*Sponsor*") or any of their respective members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information contained in this document or any other material discussed at the presentation. None of the Company and the Sponsor or any of their respective members, directors, officers or employees nor any other person accepts any liability whatsoever for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection therewith or the presentation.

- The information in this document may include forward-looking statements which are based on current expectations and projections about future events. These forward-looking statements, as well as those included in any other material discussed at the presentation, are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures and acquisitions. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur. No one undertakes to publicly update or revise any such forward-looking statement.

- The information and opinions contained in this document are provided as of the date of this document and are subject to change without notice.

- By attending the presentation you agree to be bound by the foregoing limitations.

Concordato proposal: breakdown of the votes

- The total amount of the admitted claims to the vote is €19,801 m as determined by court of Parma
- The Concordato Proposal has been approved by the favourable vote of €14,134 m equal to 71,38% of the admitted claims to the vote
- Nr. 52,279 bondholders have expresses their vote through Clearing Systems and the involved Intermediaries

Votes on concordato	Nr. (m)
Scrutinised favourable votes	**6,288.9**
Scrutinised contrary votes	**437.2**
Total scrutinised votes	**6,726.0**
Implied favourable votes	**7,846.0**
Total favourable/implied favourable votes	**14,134.8**
Admitted claims	**19,801.0**

parmalat

Shareholders structure

- The total amount of the first capital increase is €1,600.9 m and the amount of shares to be assigned is €1,225 m equal to 76,52% of the share capital
- On the basis of the vote, the free float is 59,70%

Share Capital	Shares (m)
Capital Increase deliberated 1st march 2005	1,541.1
Adjustments	3.5
Waiver of privileged and pre-deductible claims	56.2
First Capital Increase(*)	**1,600.8**
Outstanding Share Capital	0.1
Share Capital	**1,600.9**

(*) The fully diluted capital is €2,010.0 m

Main Shareholders (*)	Shares (€ m)	% (**)
Capitalia Group	**88.5**	**5.5%**
Banca di Roma	85.9	5.4%
Bipop Ca.Ri.Re	2.6	0.2%
M.C.C.	0.1	0.0%
Harbert Distressed Inv Fund	**43.8**	**2.7%**
Jp Morgan	**36.8**	**2.3%**
Intesa Group	**33.7**	**2.1%**
Banca Intesa	14.4	0.9%
Mediofactoring	9.5	0.6%
Cassa di Risparmio Parma e Piacenza	9.0	0.6%
Cassa di Risparmio di Biella e Vercelli	0.8	0.1%
Wells Fargo Bank	**33.4**	**2.1%**
Buconero	**33.1**	**2.1%**
Total	**269.4**	**16.8%**

(*) Selected taking in consideration the scrutinised votes
(**) The percentage of the shareholders have been calculated on the basis of subscribed capital equal to € 1,600.9 m

parmalat

Executive summary

parmalat

Restructuring plan: achievements to date

- Debt-equity swap completed
- Parmalat S.p.A. incorporated
- Focus on core business
- Improvement in operating performance
- Restored corporate image and credibility

parmalat

Key 2004 figures(*)

REVENUES
€ 3,732m

NET DEBT
€ 542m(**)

Op. margin bef. amm., w/d, all.
€ 269m

EMPLOYEES
16,400

(*) *The difference between the pro-forma data contained in the Official Prospectus (Revenues € 3,811.4m and Op. margin before amort., writedowns, allowances € 265.7m) and the data herein reported is due to the application of IAS/IFRS*

(**) *Does not include both Morgan Stanley (€ 155m cash-in) and US Dairy settlements (€ 17.6m outlay) which took place in 2005*

Key figures 2004/2005 and targets 2007


2004(*)
2005 Pre-Closing
2007 TARGETS
CAGR '04-'07 +1.4%
€ 3,732m (*)
€ 3,782m
€ 3,895m
CAGR '04-'07 +19%
€ 269m (*)
€ 302 m
€ 454m
7,2%
8,0%
11,6%
Op. margin bef. amm., w/d, all.
Revenues
Op. margin bef. amm., w/d, all.
Revenues
Op. margin bef. amm., w/d, all.
Revenues

(*) Difference between pro-forma data contained in the Official Prospectus and data herein reported is due to the application of IAS/IFRS

Expected 2005 Group figures

Restructuring Plan (as approved in July 2004 (*))

Revised Business Plan (March 2005)

Pre-Closing



• Eurolat, Portugal, Venezuela expected figures revised
• Exchange rate impact
• Delay in some strategic actions
• Competion
• Market slow down
€ 349m (*)
Op. margin bef. amm., w/d, all.
3,684m (*)
9.5%
Revenues
€ 306m
Op. margin bef. amm., w/d, all.
€ 3,554m
8.6%
Revenues
€ 302m
Op. margin bef. amm., w/d, all.
€ 3,782m
8.0%
Revenues

(*) *The difference between Revenues adnd Ebitda included in the Restructuring Plan of July 2004 is due to equal perimeter consolidation (Boschi Luigi & F. SPA in EA)*

parmalat

Contents

parmalat

Restructuring plan: milestones

DECEMBER 2003

PARMALAT FINANZIARIA S.p.A. AND PARMALAT S.p.A. ADMITTED TO EXTRAORDINARY ADMINISTRATION PROCEDURE

In the following months other companies are admitted to extraordinary administration or to other local insolvency procedures

JULY, 23th 2004

THE MINISTRY FOR PRODUCTIVE ACTIVITIES ACTING IN CONCERT WITH THE MINISTRY FOR AGRICULTURAL AND FORESTRY POLICIES AUTHORIZED THE PARMALAT GROUP'S RESTRUCTURING PLAN

The restructuring plan contains the guidelines of the business plan

17 DECEMBER 2004

PUBLICATION OF LISTS OF CREDITORS FOR THE SIXTEEN COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS

The unsecured debt of the sixteen companies involved in the composition with creditors amounts to € 26.7bn (including guarantees and inter-company debt)

1 MARCH 2005

PUBLICATION OF FINAL RECOVERY RATIOS FOR THE SIXTEEN COMPANIES INVOLVED IN THE COMPOSITION WITH CREDITORS

9 MAY 2005

BORSA ITALIANA CLEARS PARMALAT WARRANTS AND BONDS FOR ADMISSION TO LISTING

Starting date for trading subject to adequate circulation of shares and warrants and inspection of management control system

26 MAY 2005

CONSOB ISSUES CLEARANCE FOR PUBLICATION OF THE OFFICIAL PROSPECTUS

28 JUNE - 26 AUGUST 2005

CREDITORS VOTE THE COMPOSITION PROPOSAL

OCTOBER 2005

- COURT APPROVES COMPOSITION VOTE RESULT AND ISSUES APPROVAL OF COMPOSITION PROCEDURE (1st OCTOBER)
- ASSETS AND LIABILITIES OF SIXTEEN COMPANIES INVOLVED IN COMPOSITION WITH CREDITORS TRANSFERRED TO PARMALAT S.P.A. (1st OCTOBER)
- STARTING DATE FOR TRADING OF SHARES (6th OCTOBER)

OCTOBER 2005

EXPECTED STARTING DATE FOR TRADING OF WARRANTS

7-8 NOVEMBER 2005

PARMALAT SHAREHOLDERS' MEETING APPOINT NEW BOARD OF DIRECTORS

parmalat

Contents

parmalat

Parmalat group – 2004 data*

PARMALAT GROUP

REVENUES	€ 3,732.3m
Oper. margin before amort., writedowns and allowances	€ 269.0m
DEBT payable to banks and other financial institutions**	€ 952.4 m

ITALY

Revenues	€ 1,117.2m
Op. mar. pre-am.,w/d, all.	€ 89.9m
Debt towards banks and other financial institutions	€ 57.5m

CANADA

Revenues	€ 1,187.4m
Op. mar. pre-am.,w/d, all.	€ 87.4m
Debt towards banks and other financial institutions	€ 428.0m

AUSTRALIA

Revenues	€ 384.3m
Op. mar. pre-am.,w/d, all.	€ 32.8m
Debt towards banks and other financial institutions	€ 169.5m

AFRICA

Revenues	€ 278.0m
Op. mar. pre-am.,w/d, all.	€ 26.4m
Debt towards banks and other financial institutions	€ 46.0m

WEST EUROPE

SPAIN

Revenues	€ 222.7m
Op. mar. pre-am.,w/d, all.	€ 14.7m
Debt vs banks + oth. fin. inst.	€ 48.2m

PORTUGAL

Revenues	€ 87.0m
Op. mar. pre-am.,w/d, all.	€ 8.1m
Debt vs banks + oth. fin. inst.	€ 40.9m

EAST EUROPE

RUSSIA

Revenues	€ 32.6m
Op. mar. pre-am.,w/d, all.	€ 3.7m
Debt vs banks + oth. fin. inst.	€ 5.2m

ROMANIA

Revenues	€ 8.4m
Op. mar. pre-am.,w/d, all.	€ 1.5m
Debt vs banks + oth. fin. inst.	€ 0.0m

CENTRAL AMERICA

CUBA

Revenues	€ 3.9m
Op. mar. pre-am.,w/d, all.	€ 1.4m
Debt vs banks + oth. fin. inst.	€ 0.0m

NICARAGUA

Revenues	€ 25.6m
Op. mar. pre-am.,w/d, all.	€ 1.5m
Debt vs banks + oth. fin. inst.	€ 4.1m

SOUTH AMERICA

VENEZUELA

Revenues	€144.8m
Op. mar. pre-am.,w/d, all.	€ 7.3m
Debt vs banks + oth. fin. inst.	€145.5m

COLOMBIA

Revenues	€ 81.1m
Op. mar. pre-am.,w/d, all.	€ 7.3m
Debt vs banks + oth. fin. inst.	€ 1.5m

Minor companies/adjust.

Revenues	€ 159.4m
Op. mar. pre-am.,w/d, all.	€(13.2)m
Debt vs banks + oth. fin. inst.	€ 6.0m

parmalat

(*) *Pro-forma data; for assumptions and criteria used in the preparation of the pro-forma balance sheets and income statements, please see the Official Prospectus. The difference between the pro-forma data contained in the Official Prospectus (revenues € 3,811.4m, Op. margin before amort. and deprec and allowances € 265.7m and Financial Debt €940.1m) and the data herein reported is the application of IAS/IFRS*

(**) *Net Debt amounts to € 541,9 m*

Parmalat group – 1° H 2005

PARMALAT GROUP

REVENUES	**€ 1,847.8 m**
Oper. margin before amort., writedowns and allowances	**€ 141.6 m**
DEBT payable to banks and other financial institutions	**€ 997,2 m**

ITALY

Revenues	**€ 598.0m**
Op. mar. pre-am.,w/d, all.	**€ 42.3m**

CANADA

Revenues	**€ 603.4m**
Op. mar. pre-am.,w/d, all.	**€ 44.7m**

AUSTRALIA

Revenues	**€ 192.2m**
Op. mar. pre-am.,w/d, all.	**€ 16.5m**

AFRICA

Revenues	**€ 149.1m**
Op. mar. pre-am.,w/d, all.	**€ 15.7m**

WEST EUROPE

SPAIN

Revenues	€ 109.1m
Op. mar. pre-am.,w/d, all.	€ 8.5m

PORTUGAL

Revenues	€ 32.9m
Op. mar. pre-am.,w/d, all.	€ 3.4m

EAST EUROPE

RUSSIA

Revenues	€ 19.1m
Op. mar. pre-am.,w/d, all.	€ 2.6m

ROMANIA

Revenues	€ 5.0m
Op. mar. pre-am.,w/d, all.	€ 1.5m

CENTRAL AMERICA

CUBA

Revenues	€ 0.5m
Op. mar. pre-am.,w/d, all.	€ 0.3)m

NICARAGUA

Revenues	€ 12.6m
Op. mar. pre-am.,w/d, all.	1.6m

SOUTH AMERICA

VENEZUELA

Revenues	€ 70.4m
Op. mar. pre-am.,w/d, all.	€ 6.2m

COLOMBIA

Revenues	€ 45.9m
Op. mar. pre-am.,w/d, all.	€ 4.9m

Minor companies/adjust.

Revenues	€ 9m
Op. mar. pre-am.,w/d, all.	€(6.0)m

parmalat

Parmalat group –2005 pre-closing data

PARMALAT GROUP

REVENUES	**€ 3,782.3 m**
Oper. margin before amort., writedowns and allowances	**€ 301.5 m**

ITALY

Revenues	€ 1,134.7m
Op. mar. pre-am.,w/d, all.	€ 96.2m

WEST EUROPE

SPAIN	
Revenues	€ 207.0m
Op. mar. pre-am.,w/d, all.	€ 12.8m
PORTUGAL	
Revenues	€ 76.6 m
Op. mar. pre-am.,w/d, all.	€ 6.3 m

CANADA

Revenues	€ 1,315.2m
Op. mar. pre-am.,w/d, all.	€ 102.3m

EAST EUROPE

RUSSIA	
Revenues	€ 39.5m
Op. mar. pre-am.,w/d, all.	€ 4.6m
ROMANIA	
Revenues	€ 11.0m
Op. mar. pre-am.,w/d, all.	€ 2.2m

AUSTRALIA

Revenues	€ 396.2m
Op. mar. pre-am.,w/d, all.	€ 38.7m

CENTRAL AMERICA

CUBA	
Revenues	€ 1.3m
Op. mar. pre-am.,w/d, all.	€ 0.6m
NICARAGUA	
Revenues	€ 26.0m
Op. mar. pre-am.,w/d, all.	€ 3.0m

AFRICA

Revenues	€ 302.0m
Op. mar. pre-am.,w/d, all.	€ 30.3m

SOUTH AMERICA

VENEZUELA	
Revenues	€ 145.0m
Op. mar. pre-am.,w/d, all.	€ 11.0m
COLOMBIA	
Revenues	€ 101.7m
Op. mar. pre-am.,w/d, all.	€ 11.2m

Minor companies/adjust.

Revenues	€ 26.1m
Op. mar. pre-am.,w/d, all.	€ (17.7)m

parmalat

Companies included in the group

	DESCRIPTION	COMPANIES INCLUDED
PARMALAT GROUP – Parent Company	Assets and liabilities of 16 companies included in composition with creditors	Companies involved in composition with creditors *(16 Companies)*
	"Performing" companies controlled by 16 companies included in composition	*(97 Companies)*
	Companies in extraordinary administration and subsidiaries with an indipendent restructuring plan or disposal program	Boschi L&F in EA(*), F.lli Strini in EA, Deutsche Parmalat in EA, Parmalat Molkerei in EA, Fit, Italagro *(6 Companies)*
	Companies with negative shareholders' equity due for disposal/liquidation (no liability for sole shareholder)	Wishaw Trading, Parmalat Paraguay *(2 Companies)*
	Not material companies (not under control, in liquidation)	*(29 Companies)*
	Companies controlled by 16 companies included in composition undergoing local insolvency proceedings	Brazilian companies and others *(27 Companies)*

(*) The Restructuring Plan of Boschi L&F has been submitted on 27th September 2005

parmalat

Companies not included in the group

	DESCRIPTION	COMPANIES
COMPANIES PROMOTING COMPOSITION WITH CREDITORS	These will be placed in liquidation if they do not hold stakes in other companies not part of the Parmalat group If they do hold stakes in other companies not part of the Parmalat group, they will be managed until such time as their assets have been disposed of or liquidated. Parmalat Spa will be liable for costs incurred during this period	Parmalat Finanziaria Spa, Parmalat Spa, Centro Latte Centallo Srl, Contal Srl, Eurolat Spa, Parmengineering Srl, Geslat Srl, Lactis Spa, Newco Srl, Panna Elena CPC Srl, Olex Sa, Parmalat Soparfi Sa, Dairies Holding Int.l Bv, Parmalat Capital Netherlands Bv, Parmalat Finance Corporation Bv, Parmalat Netherlands Bv *(16 Companies)*
COMPANIES IN EA NOT INCLUDED IN COMPOSITION WITH CREDITORS	Independent restructuring or disposals programme Liquidation of assets, if any	Eli Air Srl, Emmegi Agro – Industriale Srl, Parma AC Spa, Streglio Spa, Eurofood Ifsc Limited, Parmalat Malta Holding Limited, Parmalat Trading Limited *(7 Companies)*
OTHER COMPANIES	If these are controlled by companies in EA, they will follow the procedure for the respective parent company If these are involved in local insolvency proceedings, they will be dealt with according to local regulatory requirements	RM Alimenti Srl, Parma FC Spa, SDS Società Diritti Sportivi Srl *(3 Companies)* Lactis Gorkj II, Bonlat Financing LLC, Bonlat Financing Corp., Parmalat Capital Finance Ltd, Parmalat Atlantic Financing Corp *(5 Companies)*

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Contents

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Mission and business overview

PRODUCTS

- Milk and all milk-based products
- Fruit drinks

BRANDS

- Global
- International
- Local

COUNTRIES

- Europe
- America
- Southern Africa
- Australia

MISSION

"To establish Parmalat as one of the leading players worldwide in the field of high value-added functional food products for the correct nutrition and health of consumers, and to acquire significant leadership positions in certain select categories of products and high-potential countries"

Business mix: product portfolio*

VEGETABLE-BASED

- *Fruit juices*
- *Soy drinks*
- *Tea*

OTHER

- *Ice cream*
- *Ingredients*
- *Other minor product categories*

FRESH

- *Yogurt*
- *Probiotics*
- *Desserts*
- *Cheese*
- *Butter*
- *Margarine*



8%
7%
30%
55%

MILK

- *Pasteurized milk*
- *UHT milk*
- *Flavoured milk*
- *Condensed milk*
- *Milk powder*
- *Bulk milk*
- *Pasteurized cream*
- *UHT cream*
- *Bèchamel*

RECENT TRENDS

- Offering enlargement to include high value-added products (functionals)
- Introduction of cross-category products in the first months of 2005 (Parmalat Jeunesse brand). **Jeunesse** is a full line of low-fat, low calorie functional food supplemented with anti-oxidant ingredients (Q10) designed to combat cellular ageing

(*) *Data refer to group sales as at 31 December 2004*

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Business mix: brand portfolio

GLOBAL

- Global presence

parmalat, Santal

INTERNATIONAL

- Strong in regional markets

CHEF, KYR Yogurt, Sensational Soy, Soy Life, Ice Break, Rush, jeunesse

LOCAL JEWELS

- Particularly strong in local markets

Berna, Centrale del Latte di Roma, Lactis, Sole, Clesa, Cacaolat, Royne, UCAL, Astro, Lactantia, Black Diamond, Cheestrings, Pauls, Vaalia, PhysiCAL, Simonsberg, Melrose, Bonnita, Frica, Campina

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Business mix: geographic portfolio



North America
Canada
Central and South America
Colombia
Venezuela
Cuba
Nicaragua
Europe
Italia
Portugal
Romania
Russia
Spain
Southern Africa
Botswana
Mozambique
South Africa
Swaziland
Zambia
Australia
Australia

Leadership in key countries*

Italy

Product	Ranking
UHT milk	**1st,** with 32.4%
Cream	**1st,** with 36.6%
Bechamel sauce	**1st,** with 46.0%
Fresh pasteurized milk	**1st,** with 28.7%
Fruit-based drinks	**2nd,** with 12.9%

Canada

Product	Ranking
Milk	**1st,** with 21.0%
Cream	**1st,** with 25.7%
Butter	**1st,** with 21.2%
Margarine	**2nd,** with 12.8%
Yoghurt	**2nd,** with 24.7%

Australia

Product	Ranking
Pasteurized milk	**1st,** with 20.7%
Flavoured milk	**2nd,** with 22.9%
Dessert	**2nd,** with 21.9%

South Africa

Product	Ranking
UHT milk	**1st,** with 32.0%
Butter	**1st,** with 35.0%
Cheese	**1st,** with 27.8%

(*) *Source: Parmalat group (last available data, refers at least to the first 2005 semester)*

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Strengths and strategies

STRENGTHS



Leadership in numerous product categories
Presence in geographical areas with high potential
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High level of technical innovation
Strong market positioning
Brand awareness

PLANS AND STRATEGIES

- Focus on high value-added products
- Focus on investing only in "key" brands
- Innovation in process and product technology
- Strengthen central organization
- Implementation of cost-saving programmes
- Improvement of logistics and distribution channels

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Contents

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Italy: business overview and financial data

BUSINESS OVERVIEW

Category	Products	Brands
MILK	Milk Bechamel Cream	parmalat, blu premium, BERNA, SOLE, CHEF, Lactis
FRESH	Yoghurt Desserts	KYR Yogurt, Malù Dessert
VEGETABLES	Juices Tomatoes	Santàl, Pomì Passato di pomodoro Polpa di pomodoro
OTHER**	Bakery	Mr. Day Merende, GRISBÌ Pasticceria
CROSS CATEGORY	Milk Yoghurt Dessert	jeunesse

REVENUES BREAKDOWN 2004

Products



Other
3,8%
Vegetable
8,9%
Fresh
13,4%
Milk
73,9%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	**1,117.2**	**598.0**	**1,134.7**	*1.6%*
Oper. margin before amort., writedowns and allowances	**89.9**	**42.3**	**96.2**	*7.0%*
% revenues	*8.0%*	*7.1%*	*8.5%*	
Capex	**13.6**	**3.6**	**15.0**	

(*) Figures refer to consolidated data and do not include assets that are going to be dismissed. 1st half 2005 figures are subject to BoD approval
(**) Expected to be sold within December 2005

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Canada: business overview and financial data

BUSINESS OVERVIEW

MILK	Milk Soya milk Cream	parmalat, Sensational Soy, Lactaid, Lactantia, Beatrice
FRESH	Yoghurt Desserts Butter Margarine Cheese	Beatrice, Balderson, Astro, Sargento, Lactantia, Black Diamond Cheestrings
VEGETABLES	Juices	Beatrice
OTHER	Ingredients	Parkay, Olivina

REVENUES BREAKDOWN 2004



Products
Vegetable 0,8%
Other 3,0%
Milk 41,9%
Fresh 54,3%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	1,187.4	603.4	1,315.2	*10.8%*
Oper. margin before amort., writedowns and allowances	87.4	44.7	102.3	*17.0%*
% revenues	*7.4%*	*7.4%*	*7.8%*	
Capex	10.1	2.5	13.1	

* *1st half 2005 figures are subject to BoD approval*

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Australia: business overview and financial data

BUSINESS OVERVIEW

MILK	UHT milk Pasteurized milk Special products	parmalat, Pauls, TRIM, REV, Slim, SKINNY MILK, PhysiCAL, Breaka flavoured milk
FRESH	Yoghurt Desserts Butter	Pauls, vaalia
VEGETABLES	Fruit-based drinks	ICE BREAK, Rush, So Juicy
OTHER	Ingredients	

* 1st half 2005 figures are subject to BoD approval

REVENUES BREAKDOWN 2004

Products



Other 3,6%
Vegetable 6,1%
Fresh 17,5%
Milk 72,8%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	384.3	192.2	396.2	*3.1%*
Oper. margin before amort., writedowns and allowances	32.8	16.5	38.7	*18.0%*
% revenues	*8.5%*	*8.6%*	*9.8%*	
Capex	7.2	4.1	9.2	

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Southern Africa: business overview and financial data

BUSINESS OVERVIEW

MILK	Milk Cream	First Growth Milk, parmalat, EverFresh, Plus, Long Life milk
FRESH	Yoghurt Desserts Butter Cheese	Bonnita, Melrose, Simonsberg, parmalat
VEGETABLES	Fruit-based drinks	PureJoy, parmalat, Bonnita, Santal
OTHER	Ingredients	

REVENUES BREAKDOWN 2004



Products
Vegetable 7.3%
Other 0.1%
Milk 47.4%
Fresh 45.2%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	278.0	149.1	302.0	*8.6%*
Oper. margin before amort., writedowns and allowances	26.4	15.7	30.3	*14.8%*
% revenues	*9.5%*	*10.5%*	*10.0%*	
Capex	5.4	3.1	8.7	

** 1st half 2005 figures are subject to BoD approval*

Spain: business overview and financial data

BUSINESS OVERVIEW

MILK	Milk Cream	parmalat
FRESH	Yoghurt Desserts Butter Cheese	BIO CLESA, CLESA
VEGETABLES	Fruit-based drinks	Santal
OTHER	Ice-cream	Royne

REVENUES BREAKDOWN 2004

Products



Other 15.9%
Vegetables 2.6%
Milk 52.1%
Fresh 29.4%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	222.7	109.1	207.0	*(7.0%)*
Oper. margin before amort., writedowns and allowances	14.7	8.5	12.8	*(12.9%)*
% revenues	*6.6%*	*7.8%*	*6.2%*	
Capex	5.6	4.6	9.8	

** 1st half 2005 figures are subject to BoD approval*

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Portugal: business overview and financial data

BUSINESS OVERVIEW

MILK	Milk Cream	UCAL, Cacaolat
VEGETABLES	Fruit-based drinks	SOYA, Santal

REVENUES BREAKDOWN 2004

Products



Other 3.3%
Vegetables 38.2%
Milk 56.3%
Fresh 2.2%

KEY FINANCIAL DATA*

€ mln	2004A	1H 2005A	2005E	% change
Revenues	87.0	32.9	76.6	*(12.0%)*
Oper. margin before amort., writedowns and allowances	8.1	3.4	6.3	*(22.2%)*
% revenues	*9.3%*	*10.3%*	*8.2%*	
Capex	0.5	0.1	0.5	

** 1st half 2005 figures are subject to BoD approval*

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Contents

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Key 2004 group earnings figures

- The group's results in the period ended 31 December 2004 are illustrated below; these reflect a loss of approx. € 185.0m, chiefly due to extraordinary charges of € 214.1m

Income statement	(€ mln) Italian Gaap	(€ mln) IAS/IFRS
Net Revenues	**3,811.4**	**3,732.3**
Oper. margin before amort., writedowns and allowances	**265.7**	**269.0**
% net revenues	*7.0%*	*7.2%*
Net Operating Result	**105.7**	
% net revenues	*2.8%*	
Net financial income /(charges)	(128.1)	
Revaluation /(write-down) of financial assets	(0.4)	
Extraordinary revenues / (expenses)*	(151.7)	
Tax	(11.0)	
Minority interest (profit)/loss	0.5	
Result for the year	**(185.0)**	
% net revenues	*n.m.*	

** Does not include income of € 160.0m from Nextra or procedural costs amounting to € 88.8m, as these have already been been included in valuation of asset totals and hence are reflected in the recovery ratios. This item represents the balance between extraordinary income amounting to € 62.4m and extraordinary charges totalling € 214.1m*

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Key 2004 balance sheet items (IFRS/IAS Gaap)

- Net debt approx. € 540m, net worth € 1,367.1m
- Intangible fixed assets worth € 1,517m, including goodwill of € 1,368m (€ 473.5m already reflected in group in EA, € 894.5m emerging upon transfer of assets)

	(€ m)
Fixed assets	**2,148.6**
Intangible assets	1,517.0
Tangible assets	565.8
Financial assets	65.8
Net Working Capital	**319.1**
Discontinued Operations	**40.1**
Employee Severance Indemnity Provision	**(89.4)**
Provisions	**(270.5)**
Net Invested Capital	**2,147.9**

Parmalat Canada	*(146.7)*
Parmalat Australia	*(2.2)*
Parmalat Venezuela	*(4.0)*
Parmalat Africa	*(16.3)*
Parmalat S.p.A.	*(249.2)*
Other Companies	*(12.5)*
Cash e R&R	**(430.9)**

	(€ m)
Shareholders' Equity	**1,367.1**
Share Capital	1,541.2
Other reserves	(47.1)
Result for the year	(185.0)
Minority Interest	58.0
Contested liabilities excl. convertible into share capital	**238.9**
Net Financial Debt	**541.9**
Financial Debts	972.8
Cash & other financial assets	(430.9)
Total Sources of Funds	**2,147.9**

Parmalat Canada	*428.0*
Parmalat Australia	*169.5*
Parmalat Venezuela	*145.5*
Parmalat Spagna	*48.2*
Parmalat Africa	*46.0*
Parmalat Portogallo	*40.9*
C. Latte Roma	*26.6*
Latte Sole	*15.4*
Parmalat S.p.A.	*15.5*
Other companies	*16.8*
Intercompany	*20.4*
Financial Debts	**972.8**

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2004 Main disposals

- **Stocks:**
  - Mediocredito Centrale S.p.A. shares: financial impact: + € 22.0m
  - Capitalia S.p.A. shares: financial impact: + € 0.9m
  - Alfieri Investment Fund shares: financial impact + € 0.5m
- **Subsidiaries, assets:**
  - Thailand: financial impact: + € 1.4m
  - Chile: financial impact: + € 33.1m
  - Mexico: financial impact: + € 23.0m
  - Dominican Republic: financial impact: € 11.6m
  - Argentina: financial impact: € 32.9m
- **2004 disposals have generated a total financial impact of € 125.4m**

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2005 Main disposals

- **Completed:**
  - Mother's Cake & Cookie Co. and Archway: disposal of US bakery - financial impact: + € 31,5 m
  - Parmalat USA, Farmaland Dairies LLC, Milk Products of Alabama: disposal of US dairy - financial impact: +€ 0,3 m
  - Parmalat Uruguay SA : stake disposal - financial impact: + € 0,0 m
  - NOM AG: share disposal - financial impact: + € 35,0 m
  - Parmalat Nanjing Dairy Co. Ltd: stake disposal - financial impact: + € 0,0 m, subject to suspension condition expiring in December 2005
  - Parmalat Tianjin Dairy Co. Ltd: stake disposal - financial impact: + € 0,0 m, subject to suspension condition expiring in December 2005
- **In progress:**
  - Deutsche Parmalat GmbH and Parmalat Molkerei: disposal programme
  - Parmalat Zhaodong Dairy Co Ltd: lease valid until August 2006
  - Italy Bakery Division: business unit disposal
  - F.lli Strini srl in Extraordinary Administration: disposal programme authorized

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Key 2007 targets

- **The 2005-2007 business plan provides for:**
  - Consolidating revenues
  - Increasing profitability via:
    - cost and revenue synergies via co-ordination of the holding
    - focus on high value-added product lines
    - focusing marketing investment exclusively on "key" brands
    - improving distribution channel management
    - specific measures for each country area
    - reduction of group structure complexity


2004
2005 Pre-closing
2007 TARGET
€ 269 m
€ 3,732m
CAGR '04-'07 +1.4%
€ 3,782m
€ 3,895m
CAGR '04-'07
+19%
€ 302 m
€ 454m
7,2%
8,0%
11,6%
Op. margin bef. amm., w/d, all.
Revenues
Op. margin bef. amm., w/d, all.
Revenues
Op. margin bef. amm., w/d, all.
Revenues

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Contents

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Legal proceedings: actions for damages*

- The reference parameter for the calculation of damage is the **plaintiff companies' deficiency**. From analyses conducted by the Extraordinary Commissioner and his consultants, maximum deficit at 31 December 2003 has been estimated at Euro 13,140 million for the Group under EA and Euro 13,889 million for subsidiary Parmalat S.p.A. under EA

- Based on general principles of Italian law, damage is indemnifiable only if actually suffered and if confirmed in the course of proceedings. Therefore, the damages that may be awarded to the plaintiff company will at most equal the total **amount of damages suffered** and as confirmed in the course of proceedings – in the case at hand, equal to the amount of the deficit specified above – but may never exceed such amount

- Based on the analyses conducted by his consultants, the Extraordinary Commissioner has requested **a single amount of damages from all the defendants**, such amount consisting of the indebtedness of the Group under EA, i.e., of the companies admitted to the Extraordinary Administration procedure. This has **two consequences**

  - the Extraordinary Commissioner **may demand** (subject to the principle of joint liability under Article 2055 of the Italian Civil Code) **from each of the parties** he deems contributed to determining such damage, **all of the damage** produced in the interval between the time of the defendant's illicit conduct and the declaration of bankruptcy

  - if the civil actions brought by the Extraordinary Commissioner result in payment of damages, **the amount of damages payable by the other defendants will have to be reduced by a corresponding amount**

- In light of the facts and documents revealed and confirmed by the Commissioner and his consultants, the Extraordinary Commissioner believes that all of the civil actions he has initiated in Italy and in foreign countries are **well-grounded** and **merit continuation**. Nevertheless, all of such actions are still in their initial phases and, therefore, it is **impossible to forecast their possible results** or the amounts that may be recovered

(*) *For more detail please refer to the Supplement to the Official Prospectus, written in compliance with Art. 56 of the regulations approved with CONSOB Resolution no. 11971 of 14 May 1999 and subsequent amendments and filed with the CONSOB on 3 October 2005 following the notice of authorisation no. 5064595 of 29 September 2005*

Legal proceedings: claw back actions* and admitted claims

- The total demanded with the claw back actions instituted by the Extraordinary Commissioner and still pending amounts to approximately Euro 7,458 million
- In the period following publication of the Official Prospectus, the Extraordinary Commissioner instituted seven claw back actions against banks belonging to the Intesa Group for a total of Euro 1,024.4 million
- The Extraordinary Commissioner also sued TetraPak International S.A., instituting a claw back action with reference to a loan transaction conducted in April 2003, pursuant to a loan agreement by which TetraPak International granted Parmalat Finance Corporation BV a loan of Euro 15 million. The agreement was also signed by Parmalat S.p.A., as guarantor of Parmalat Finance Corporation BV. The action seeks to recover the sum of approximately Euro 15.1 million that Parmalat Finance Corporation BV paid to TetraPak International on 4 August 2003
- Except for the few cases described above, hearings for first appearance have already been held before the Italian Bankruptcy Judge for a majority of the instituted actions to void. The defendants have appeared in court and have raised numerous objections, both preliminary and on the merits
- In the action to void instituted against Banca Popolare di Vicenza S.c.a.r.l., the defendant appeared in court and, in addition to preliminary objections and objections on the merits, presented a counterclaim against plaintiff Parmalat S.p.A. under EA, demanding that plaintiff be ordered to pay Euro 22.5 million in financial and moral damages suffered as a result of the fraudulent conduct of previous directors of the Parmalat Group under EA. No counterclaims were presented in the other actions to void.
- The action to void instituted by Parmalat S.p.A. under EA and Parmalat Finance Corporation BV under EA against Morgan Stanley and Morgan Stanley Bank was abandoned following the settlement amounting to Euro 155 million stipulated between the Extraordinary Commissioner and said banking group
- The Commissioner has presented claims towards other companies in liquidation or local proceedings (mainly Parmatour Group, Sata, Parma AC, Emmegi in EA, Boschi Luigi & F. in EA) for an amount equal to approx €1 billion. The total assets of the following companies seems to be not material

(*) *For more detail please refer to the Supplement to the Official Prospectus, written in compliance with Art. 56 of the regulations approved with CONSOB Resolution no. 11971 of 14 May 1999 and subsequent amendments and filed with the CONSOB on 3 October 2005 following the notice of authorisation no. 5064595 of 29 September 2005*

Treatment of proceeds from actions for damages, actions to void and global settlements

	P&L	Tax		
	Description	**Description**	**IRES**	**IRAP**
Actions for damages	Extraordinary income	Subject to taxation	**33 %**	**4.25%** (*)
Actions to void	Extraordinary income after consideration of recovery ratios	Not subject to taxation	-	-
Global settlements	Extraordinary income	Subject to taxation	**33 %**	**4.25%** (*)

(*) *Extraordinary income will be subjected to Irap tax only if they are connected to elements included in Irap's perimeter*

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South America Issues

- The strategy regarding South America is still on going due to the local situation

BRASIL ISSUE

- The Brazilian companies Parmalat Brasil Industria de Alimentos ("PA") and Parmalat Participacoes do Brasil Ltda ("PP") submitted separate restructuring plans, on 31 August 2005 and 9 September 2005 respectively
- The procedures must be completed within 120 days of the date of submission (amendments, creditors' vote, approval/rejection)

<u>1) PA restructuring plan:</u>

- 70% recovery ratio for suppliers, 40% for financial creditors
- existing debt rescheduled through a 12-year bond issue
- € 20m rights issue (equal to 95% of share capital) offered to PP creditors under pre-emption rights; if PP creditors do not take up their rights, Parmalat S.p.A. may subscribe them
- Disposal of non core assets

<u>2) PP restructuring plan:</u>

- the company's creditors will receive:

a) the right to subscribe to the rights issue referred to above;
b) all income potentially deriving from legal proceedings pending;
c) the right to subscribe to a further rights issue in an amount of up to 20% of the equity for the next 12 years

VENEZUELA ISSUE

- The credit restructuring of the Venezuelan companies depends on the local banking community appetite versus the companies. The local banks have declared their availability to consider such a credit restructuring, once the legal frame has been cleared

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Contents

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Corporate governance

CORPORATE GOVERNANCE GUIDELINES

- At a meeting of the Board of Directors of Parmalat held on 1 March 2005, a resolution was passed to approve the corporate governance guidelines included in the Restructuring Plan, and in particular to adopt:
  - **corporate governance statement in compliance with code of conduct for listed companies**
  - **code of conduct in respect of internal dealing**
  - **ethical code**

COMPANY ARTICLES OF ASSOCIATION

- The company's articles of association provide *inter alia* that:
  - the Board of Directors shall comprise 11 members, at least 6 of whom must be independent; the term of office they serve may not exceed a period of three financial years
  - Directors are elected via a voting list method by shareholders representing no less than 1% of the company's shares. The voting mechanism is intended to ensure i) that independent directors are elected, and ii) that at least two directors are appointed by minority shareholders
  - the independence of the Directors is reviewed at least once a year by the Board, and if the Board deems that a Director is no longer independent, it adopts the appropriate resolutions with a majority of two-thirds (2/3) of the Directors attending the meeting. Directors who have been elected as independent Directors but no longer meet the requirements of independence are deemed to have resigned automatically and the other Directors are required to replace them promptly
  - The company shall be bound to pay shareholders an amount equal to 50% of earnings shown as distributable in the company's financial statements, which earnings shall include any income deriving from action initiated to revoke payments made and/or from any claims for damages (including out-of-court settlements) net of any related costs

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Corporate governance (cont.)

BOARD OF DIRECTORS

- The present BoD comprises 7 members; the company's articles of association provide that once at least 50.1% of the shares comprising the company's share capital have been distributed to shareholders other than Fondazione Creditori Parmalat, or, without prejudice to the foregoing, no later than 26 September 2005 the BoD will automatically tender its resignation. BoD, presently *in prorogatio*, will be renewed during the Parmalat shareholders' meeting to be held in November 2005.

CORPORATE GOVERNANCE STATEMENT

- The statement on corporate governance in compliance with the code of conduct for listed companies identifies the bodies responsible for the company's internal control and for regulating its operations, which are in particular:
  - internal control and corporate governance committee
  - remuneration committee
  - appointments committee

COMMITTEE FOR LEGAL DISPUTES

- The Board of Directors has also undertaken to establish a sub-committee to deal with legal disputes. The majority of this committee shall be independent directors, at least one of whom shall be taken from a minority list. The committee shall act in an advisory capacity to the Chief Executive Officer in legal disputes arising from the insolvency of companies which are parties to composition with creditors (action for revocation of payment, claims for damages, and liability)

AUDIT

- The structure and the role of the Internal Audit function has been defined by the company
- The activity has been given in outsourcing to audit company Ernst&Young

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ORGANIZATIONAL CHART


Chairman
Raffaele Picella
CEO
Enrico Bondi
Internal auditing
Federico Lionello
Institutional relations
Paolo Aceto
CFO
Guido Angiolini
Legal
Nicola Walter Palmieri
Head of development and strategy
Carlo F. Frau
Head of operations
Carlo Prevedini
Human resources
Luigi Longo
Safety and general affairs
Piero Bosso
Parmalat Venezuela
Gianluca Pesci
Parmalat Colombia
Luiz Guilherme de Gusmao Ribeiro
Parmalat Cuba
Fabrizio Testa
Parmalat Nicaragua
Vincenzo Borgogna
Parmalat Italy
Leonardo Bonanomi
Parmalat Canada
Marc Caira
Parmalat Australia
David Lord
Parmalat Africa
T.F. Hendrickse
Parmalat Spain
Fernando di Gaetano
Parmalat Portugal
Claudio Cattaneo
Parmalat Russia
Lorenzo Trascinelli
Parmalat Romania
Giampaolo Manzonetto

Q&A

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